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                                                                  EXHIBIT 16.2

                         [COOPERS & LYBRAND LETTERHEAD]


July 10, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read the statements made by Trendwest Resorts, Inc. (copy attached), which we understand will be filed with the Commission, pursuant to 304(a) of Regulation S-K, as part of the Company's Form S-1. We agree with the statement pursuant 304(a) of Regulation S-K in such Form S-1. However, we make no comment as to the adequacy of disclosure pursuant 304(b) of Regulation S-K.

Very truly yours,

/s/  COOPERS & LYBRAND L.L.P.
----------------------------
Coopers & Lybrand L.L.P.

Enclosures

cc:     Office of the Chief Accountant
        SECPS Letter File
        Securities and Exchange Commission
        Mail Stop 9-5
        450 Fifth Street, N.W.
        Washington, DC 20549

        Mr. Gary Florence
        Trendwest Resorts, Inc.
        12301 N.E. 10th Place
        Bellevue, WA 98005
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certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

        The Company engaged KPMG Peat Marwick LLP ("KPMG") on March 12, 1997 as the Company's independent accountants to report on the Company's balance sheets as of December 31, 1996 and 1995, and the related combined statements of income, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1996. The decision to appoint KPMG was approved by the Company's Board of Directors.

        Molators, Peugh, McDaniel, Scroggin & Co. LLP ("MPMS") had acted as the Company's independent accountants since 1992. None of such accountant's reports on the Company's financial statements for any of the years reported on contained an adverse opinion or disclaimer of opinion, nor were the opinions modified as to uncertainty, audit scope or accounting principles, nor were there any events of the type requiring disclosure under Item 304(a)(1)(v) of Regulation S-K under the Securities Act. There were no disagreements with MPMS, resolved or unresolved, on any matter of accounting principles or practices, financial disclosure, or auditing scope or procedure, which, if not resolved to MPMS's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its reports. MPMS was not retained to report on the Company's 1996 financial statements.

        In August 1996, the Company engaged Coopers & Lybrand LLP ("C&L") as the Company's independent accountants to report on the Company's balance sheet as of December 31, 1995 and 1994, and the related statements of income, stockholders' equity and cash flow for each of the years in the three year period ended December 31, 1995. C&L did not render any report on the Company's financial statements and was dismissed as the Company's independent accountants on February 10, 1997. The decision to retain and subsequently to dismiss C&L was approved by the Company's Board of Directors.

        During the period of C&L's engagement, disagreements arose over the accounting treatment of the sales of additional Vacation Credits to existing Owners ("Upgrade Sales"). The Company contended that Upgrade Sales could be fully recognized as income under Financial Accounting Standards Board Statement No. 66 ("SFAS 66") without an additional 10% cash down payment, provided that the Owner had sufficient equity in previously purchased Vacation Credits (including prior principal payments on the Note Receivable from the previous purchases) and additional cash down payments, if any, at the time of the Upgrade Sale, to satisfy the 10% down payment requirement for full accrual profit recognition under SFAS 66. C&L's position was the SFAS 66 and Emerging Issues Task Force Issue No. 88-12 required each Upgrade Sale to have a separate 10% cash down payment (without consideration of equity from previously purchased Vacation Credits) before the full accrual of revenue could be recognized on such sale. Prior to C&L's dismissal, the Company agreed to modify its revenue recognition policies in accordance with C&L's position.

        Upon an Upgrade Sale, any existing Note Receivable is cancelled ad a new Note Receivable with a seven year term is executed for the balance of the existing Note Receivable and the financed amount of the Upgrade Sale. The Company and C&L discussed the allocation of payments on the new Note Receivable for the purpose of profit recognition on the Upgrade Sale. The Company's view, as reflected in the financial statements included herein, is that the payment due on the new Note Receivable could be bifurcated between the amount attributable to the Upgrade Sale and the amount attributable to the extended balance of the previous Note Receivable, and that the excess of the payment due under the new Note Receivable over the part of the bifurcated payment attributable to the extended balance of the previous Note Receivable could be allocated to the financed portion of the Upgrade Sale without affecting the accounting for the previous sale. Profit on the Upgrade Sale would be recognized on the installment method until allocated principal payments equal to 10% of the Upgrade Sale are received. Profit would then be recognized on the accrual method. C&L recommended that the concurrence of the Securities and Exchange Commission ("Commission")) staff with this methodology be obtained prior to the filing of this Registration Statement. C&L was prepared to accept the Company's view, provided that the Commission staff concurred. Accordingly, at the time of C&L's dismissal, with the exception of the issue of profit recognition on the new Note Receivable and the effect of




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the allocation of principal payments to the new Note Receivable on the recognition of profit on the previous sale, the Company does not believe that there were any unresolved disagreements with C&L on any matter of accounting principles or practices, financial disclosure, or auditing scope or procedure, which, if not resolved to C&L's satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. C&L discussed each of these issues with members of the Board of Directors of the Company and of the board of directors of the Company's parent, Jeld-Wen. The Company has authorized C&L to respond fully to the inquiries of KPMG concerning each of the disagreements.

        In addition, C&L advised the Company of two matters that, if further considered in connection with its audit of the financial statements, could materially impact the fairness of the financial statements. The matters relate to the adequacy of the Company's allowance for doubtful accounts for receivables from the sale of Vacation Credits and the method of calculating gains on the sale of such receivables. Due to their dismissal, C&L did not complete the audit procedure and inquiries necessary to conclude on these matters.

        Prior to the engagement of KPMG, the Company met with representatives of KPMG at a meeting on January 22, 1997 to discuss KPMG's experience in the Company's industry and industry accounting practices in connection with Upgrade Sales. At that meeting, the disagreements between the Company and C&L were discussed. KPMG orally advised the Company that they believed that C&L's view on the revenue recognition principles applicable to the required down payment on Upgrade Sales was the correct interpretation of SFAS 66. KPMG did not express any views on the other area of discussion between the Company and C&L, the recognition of revenue from Upgrade Sales based on an allocation of principal payments on Notes Receivable. The Company did not request, nor did it receive, any oral or written reports from KPMG concerning the subject of the unresolved disagreements with C&L. The Company did not consult C&L regarding the issues which were the subject of the disagreement following the date of dismissal. KPMG did discuss with C&L the subject matter of the disagreements and other matters relevant to the audit of the Company's financial statements prior to KPMG's agreement to the engagement as the Company's auditors. The Company has requested KPMG to review the disclosure contained herein and has provided KPMG the opportunity to furnish the Company with a letter addressed to the Commission containing any new information, clarification of the Company's expression of KPMG's views or the respects in which KPMG does not agree with the statements contained herein. KPMG has reviewed the disclosure contained herein and has advised the Company that it does not intend to deliver such a letter to the Company.

        As previously discussed, C&L was prepared to accept the Company's view regarding revenue recognition for Upgrade Sales, provided that the Commission staff concurred. In addition, due to their dismissal, C&L did not complete the audit procedures and inquiries necessary to conclude on certain other matters. the Company believes that, if C&L were allowed to complete their engagement and if pre-filing acceptance by the Commission staff were obtained with regard to revenue recognition for Upgrade Sales, the resolution of the aforementioned issues and matters would have been treated no differently than as presently treated in the Company's combined financial statements, and therefore there would not have been any effect on the combined financial statements of the Company as presented herein.


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